UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM T-1

STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939
OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

Check if an application to determine eligibility of a Trustee pursuant to Section 305 (b)(2) ☒

CITIBANK, N.A.

(Exact name of trustee as specified in its charter)

A National Banking Association	13-5266470
(Jurisdiction of Incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification No.)

399 Park Ave., New York, NY	10043
(Address of principal executive office)	(Zip Code)

Jacqueline Suarez

Citibank, N.A.
388 Greenwich St.
New York, NY 10013
(713) 693-6677
(Name, address and telephone number of agent for service)

CNH Equipment Trust 2021-A
(Exact name of obligor as specified in its charter)

Delaware	86-6503331
(Jurisdiction of Incorporation or organization)	(I.R.S. Employer Identification No.)

c/o Wilimington Trust Company 1100 North Market Street Wilmington, DE	19890
(Address of principal executive office)	(Zip Code)

Copies To:
Eric Mathison General Counsel CNH Industrial Capital, LLC 5729 Washington Avenue Racine, WI 53406 Tel: (262) 636-6431	Mark Michigan Greenberg Traurig, LLP 2200 Ross Avenue, Suite 5200 Dallas, TX 75201 Tel: (214) 665-3692

Asset - Backed Notes

(Title of the indenture securities)

Item 1.   General Information.

Furnish the following information as to the trustee:

(a)           Name and address of each examining or supervising authority to which it is subject.

Name	Address
Comptroller of the Currency	Washington, D.C.

Federal Reserve Bank of New York	New York, NY
33 Liberty Street
New York, NY

Federal Deposit Insurance Corporation	Washington, D.C.

(b)           Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.   Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Items 3. -15. Not Applicable

Item 16.  List of Exhibits.

List below all exhibits filed as a part of this Statement of Eligibility.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as exhibits hereto.

Exhibit 1 - Copy of Articles of Association of the Trustee, as now in effect  (Exhibit 1 to T-1 to Registration Statement No. 2-79983).

Exhibit 2 - Copy of certificate of authority of the Trustee to commence business  (Exhibit 2 to T-1 to Registration Statement No. 2-29577).

Exhibit 3 - Copy of authorization of the Trustee to exercise corporate trust powers  (Exhibit 3 to T-1 to Registration Statement No. 2-55519).

Exhibit 4 - Copy of existing By-Laws of the Trustee  (Exhibit 4 to T-1 to Registration Statement No. 33-34988).

Exhibit 5 - Not applicable.

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Exhibit 6 - The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939 (Exhibit 6 to T-1 to Registration Statement No. 33-19227).

Exhibit 7 - Copy of the latest Report of Condition of Citibank, N.A. (as of December 31, 2019 - attached).

Exhibit 8 - Not applicable.

Exhibit 9 - Not applicable.

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SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, Citibank, N.A., a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York and State of New York, on the 3rd day of March, 2021.

CITIBANK, N.A.

By	/s/ Jacqueline Suarez
Jacqueline Suarez
Senior Trust Officer

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EXHIBIT 7 REPORT OF CONDITION OF CITIBANK, N.A. CONSOLIDATEDBALANCESHEET Citigroup Inc. and Subsidiaries December 31, In millions of dollars 2019 2018 Assets Cash and due from banks (incluiling segregated cash and other deposits) Deposits with banks Securities borrowed and purchased under agreements to resell (incluiling $153,193 and $147,701 as of December 31, 2019 and 2018, respectively, at fair value) Brokerage receivables Trailing account assets (incluiling $120,236 and $112,932 pledged to creditors at December 31, 2019 and 2018, respectively) Investments: Available-foi'-sale debt securities (including $8,721 and $9,284 pledged to creditors as ofDecember 31, 2019 and 2018, respectively) Held-to-maturity debt securities (incluiling $1,923 and $971 pledged to creditors as of December 31, 2019 and 2018, respectively) Equity securities (incluiling $1,162 and $1,109 as of December 31, 2019 and 2018, respectively, at fair value) $ 23,967 169,952 $ 23,645 164,460 251,322 39,857 270,684 35,450 276,140 256,117 280,265 288,038 80,775 63,357 7,523 7,212 $ 368,563 $ Total investments Loans: Consumer (including $18 and $20 as of December 31, 2019 and 2018, respectively, at fair value) Corporate (including $4,067 and $3,203 as of December 31, 2019 and 2018, respectively, at fair value) 358,607 309,548 389,935 302,360 381,836 $ Loans, net of unearned income Allowance for loan losses 699,483 (12,783) $ 684,196 (12,315) Total loans, net Goodwill Intangible assets (including MSRs of$495 and $584 as of December 31, 2019 and 2018, respectively, at fair value) Other assets (including $12,830 and $20,788 as of December 31,2019 and 2018, respectively, at fair value) $ 686,700 $ 22,126 671,881 22,046 4,822 5,220 107,709 109,273 Total auets $ 1 1,158 $ 1,917,383 The following table presents certain assets of consolidated variable interest entities (VIEs), which are included on the Consolidated Balance Sheet above. The assets in the table below include those assets that can only be used to settle obligations of consolidated VIEs, presented on the following page, and are in excess of those obligations.Inaddition, the assets in the table below include third-party assets of consolidated VIEs only and exclude intercompany balances that eliminate in consolidation. December 31, 2019 2018 In millio11S of dollars Auets of consolidated VIEs to be used to settle ob1i&ations of consolidated VIEs Cash and due from banks Trailing account assets Investments Loans, net of unearned income Consumer Corporate $ 108 $ 6,719 1,295 270 917 1,796 46 77 16,175 49,403 19,259 $ Loans, net of unearned income Allowance for loan losses 63,151 $ (1,841) 68,662 (1,852) $ Total loans, net Other assets 61,311 73 $ 66,810 151 Total assets of consolidated VIEs to be used to settle obligations of consolidated VIEs $ 69,506 $ 69,944 Statement continues on the next page. 126

Citigroup Inc. and Subsidiaries CONSOLIDATED BALANCE SHEET (Continued) December 31, In millions of dollars, except shares and per share amounts 1019 2018 Liabilities Non-interest-bearing deposits in U.S. offices Interest-bearing deposits in U.S. offices (including $1,624 and $717 as of December 31, 2019 and 2018, respectively, at fair value) Non-interest-bearing deposits inoffices outside the U.S. Interest-bearing deposits in offices outside the U.S.(including $695 and $758 as of December 31, 2019 and 2018, respectively, at fair value) $ 98,811 $ 105,836 401,418 85,691 361,573 80,648 484,669 465,113 Total deposits Securities loaned and sold under agreements to repurchase (including $40,651 and $44,510 as of December 31, 2019 and 2018, respectively, at fair value) Brokerage payables Trading account liabilities Short-term borrowings (including $4,946 and $4,483 as of December 31,2019 and 2018, respectively, at fair value) Long-term debt (including $55,783 and $38,229 as ofDeccmber 31, 2019 and 2018, respectively, at fair value) Other liabilities (including $6,343 and $15,906 as of December 31,2019 and 2018, respectively, at fair value) $ 1,070,590 $ 1,013,170 166,339 48,601 119,894 177,768 64,571 144,305 45,049 32,346 148,760 231,999 57,979 56,150 Totalliabilities $ 1,757,ll1 $ 1,720,309 Stockholders'equity Preferred stock ($1.00 par value; authorized shares:30 million), issued shares: 719,100 as of December 31,1019 and 738,400 as ofDcccmber 31, 2018, at aggregate liquidation value Common stock ($0.01 par value;authorized shares:6 billion), issued shares:3,099,601,856 as of December 31,1019 and 3,099,567,177 as ofDecember 31,2018 Additional paid-in capital Retained earnings Treasury stock, at cost: 985,479,501shares as of December 31,2019 and 731,099,833 shares as of December 31, 2018 Accumulated other comprehensive income (loss) (AOCI) $ 17,980 $ 18,460 31 107,840 165,369 31 107,922 151,347 (61,660) (36,318) (44,370) (37,170) Total Citiaroup stockholders' equity Noncontrolling interest $ 193,141 $ 704 196,220 854 Total equity $ 193,946 $ 197,074 Total liabilities and equity $ 1 51,158 $ 1,917,383 The following table presents certain liabilities of consolidated VIEs, which are included on the Consolidated Balance Sheet above. The liabilities in the table below include third-party liabilities of consolidated VIEs only and exclude intercompany balances that eliminate in consolidation.The liabilities also exclude amounts where creditors or beneficial interest holders have recourse to the general credit of Citigroup. December 31, In millions of dollars 2019 2018 Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the ceneral credit of Citiaroup Short-term borrowings Long-term debt Other liabilities 10,031 $ 25,581 917 13,134 28,514 697 Total liabilities of consolidated VIEs for which creditors or beneficial interest holden do not have recourse to the general credit of Citigroup $ 36,530 $ 42,345 The Notes to the Consolidated FinBncial Statements are an integral part of these Consolidated FinBncial Statements. 127